55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

TEL 82-61-345-4213, FAX 82-61-345-4299

October 15, 2019

Mr. James Allegretto

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Korea Electric Power Corporation

Form 20-F for the Fiscal Year Ended December 31, 2018

Filed April 30, 2019

File No. 001-13372

Dear Mr. Allegretto:

We are writing in response to your letter, dated September 17, 2019, containing the comments of the Staff of the Securities and Exchange Commission (the “Commission”) on the annual report on Form 20-F filed with the Commission on April 30, 2019 with respect to the fiscal year ended December 31, 2018 (the “Form 20-F”). We have spoken with Ms. Yong Kim of the Commission and have received an extension of 10 business days to file this response letter.

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Form 20-F for the Fiscal Year Ended December 31, 2018

Item 5. Operating and financial Review and Prospects, page 81

1.

We note your disclosure that increases to electricity tariff rates typically require lengthy public deliberations and administrative procedures in order to be implemented, and, that increases in tariff rates may be insufficient to fully offset the rise in fuel costs. We also note your disclosure that your ability to pass on fuel cost increases to your customers is limited because the Government heavily regulates the rates your charge for electricity. Given the operating loss and net loss recorded in fiscal year 2018 due to increasing fuel costs, please disclose in an appropriate place within MD&A whether you expect this trend of increasing fuel costs without sufficient increases in tariffs to continue in the future. In doing so, please address the potential impacts on gross profit, operating income and net income if this trend were to continue. To the extent there are plans for the Government to increase tariff rates, please discuss where you are in the public deliberation and administrative process of getting the tariff approved, when final approval is expected, the specific class(es) of customers the increase will affect, and, to the extent known, the amount of the tariff increase.

Securities and Exchange Commission	2	October 15, 2019

Response:

i.	The expected trend of increasing fuel costs without sufficient increases in tariffs and its potential impacts on gross profit, operating income and net income.

It is difficult for us to predict whether fuel costs will continue to increase without sufficient increases in electricity tariff rates and the implications thereof on our gross profit, operating income and net income.

As disclosed in the Form 20-F, the prices of our main fuel types, namely, bituminous coal, oil and liquefied natural gas, or LNG, fluctuate, sometimes significantly, in tandem with their international market prices and accordingly are difficult to predict. Given this difficulty, we do not believe that we can provide a reliable prediction for the fuel costs that would be helpful to the investors. In fact, we believe that such prediction may potentially mislead the investors. Also, as discussed further below, electricity tariff rates are determined by the Government, which considers various factors through a lengthy deliberation process, making its plans difficult to ascertain. In addition to fuel costs and tariff rates, our results of operations are also affected by various other factors, including foreign exchange rates and power supply.

We are cognizant of the Commission’s concern and have indicated throughout the Form 20-F that if fuel costs were to rise substantially and rapidly in the future without sufficient increase in the electricity tariff rates, such rise may have a material adverse effect on our results of operations and profitability. We also provide a sensitivity analysis on changes in electricity rates and fuel costs on our consolidated net income before income taxes, to the extent reasonably possible to assess over a one-year period. We respectfully refer the Commission to pages 4 to 6, 82, 85 and 156 to 157 in the Form 20-F.

In response to the Commission’s comment, however, if the fuel costs continue to rise and the tariff rates do not increase, we will strengthen the disclosures regarding such event’s potential negative impact on our financial performance in the filing of our annual report on Form 20-F next year (the “FY2019 Form 20-F”). Specifically, we propose to disclose that from 2018 to the first half of 2019 we experienced net losses, largely due to sustained rises in fuel costs that were neither timely nor sufficiently offset by a corresponding rise in electricity tariff rates. We also propose to disclose that if fuel costs continue to increase and the Government maintains the current level of electricity tariff and does not increase it to a level to sufficiently offset the impact of rising fuel costs, our operating results, profit margins, business, financial condition and cash flows will be adversely affected.

Securities and Exchange Commission	3	October 15, 2019

ii.

Plans for the Government to increase tariff rates, status in terms of the public deliberation and administrative process, when final approval is expected, the specific class(es) of customers the increase will affect, and, to the extent known, the amount of the tariff increase.

At this time, we are not aware of any plans by the Government to increase the electricity tariff rates. It is difficult to predict when and whether the Government will do so, and, if the increase occurs, by how much and which class(es) of customers will be affected. Due to various factors considered by the Government and the nature of the decision-making process, we respectfully submit to the Commission that it is difficult for us to provide responses to the Commission’s comment with certainty.

As disclosed in the Form 20-F, the Government establishes electricity tariff rates according to the procedures prescribed by the Electric Utility Act and the Price Stabilization Act of 1975, each as amended from time to time. We are required to annually submit our operating costs for supplying electricity for the previous fiscal year to the Government for its review and verification. Once the operating costs for supplying electricity have been reviewed and verified by the Government, we may submit our proposals for revisions of rates or changes in the rate structure to the Ministry of Trade, Industry and Energy. The Ministry of Trade, Industry and Energy reviews our submission and, following consultation with the Ministry of Economy and Finance and review by the Korea Electricity Commission, makes the final decision. Various factors are considered in making such adjustments, including operating costs for supplying electricity, fuel prices, foreign exchange rates, the effect of electricity tariff on inflation, efficiency of national energy consumption and consumer welfare. For additional information regarding the procedures in setting the electricity rates in Korea, we respectfully refer the Commission to pages 55 to 57 of the Form 20-F.

Currently, our actual operating costs for supplying electricity for the fiscal year 2018 are still under review by the Government, and our actual operating costs for supplying electricity for the fiscal year 2019 will be submitted in June 2020. At this time, there has not been any formal consultation or agreement between us and the Government on the possible adjustments to the tariff rates.

Securities and Exchange Commission	4	October 15, 2019

However, as recently disclosed in our periodic report on Form 6-K filed with the Commission on July 2, 2019 (the “Form 6-K”), we are attempting a number of ways to amend the current tariff system. We plan to prepare a proposition for a sustainable tariff system. We are aiming to prepare the proposition by the first half of 2020, which will include (1) a reasonable adjustment of the rate discount applicable to the residential customers with low electricity usage and (2) an introduction of the tariff system to the residential sector where the rates change depending on the demand in a given season or time (namely, the “time-of-use tariff”). We have requested the Government’s cooperation in this effort. For further details regarding the proposition, kindly refer to the Form 6-K.

In response to the Commission’s comment, we will provide appropriate disclosures, including in the FY 2019 Form 20-F, if the potential amendments to the tariff rates or the tariff system are confirmed.

Item 16.F. Change in Registrant’s Certifying Accountant, page 162

2.

At the top of page 162 you state that you expect Ernst & Young Hanyoung Corp. (“E&Y”) to serve as your principal auditors for the year ended December 31, 2019. We also note that your March 31, 2019 KIFRS financial statements filed on Form 6-K on June 11, 2019 were reviewed by E&Y. Please tell us whether there was a change in your certifying accountant and if so, please present the disclosures required by Item 16.F. of Form 20-F or tell us why you do not believe these disclosures are required. If these disclosures have been previously reported, please tell us the form in which they were presented and the date of such filing.

Response:

We respectfully submit to the Commission that we do not believe the disclosures under Item 16.F of Form 20-F are required. However, we appreciate the Commission’s comment and, in response to the Commission’s comment, are happy to disclose the change in our accountant and the reasons therefor, as explained below, in the filing of the FY2019 Form 20-F next year.

Item 16.F requires disclosures where during the registrant’s two most recent fiscal years or any subsequent interim period, an independent accountant who was previously engaged as the principal accountant to audit the registrant’s financial statements, or an independent accountant who was previously engaged to audit a significant subsidiary and on whom the principal accountant expressed reliance in its report, has resigned, declined to stand for re-election or was dismissed. While our independent accountant has recently changed from KPMG Samjong Accounting Corp. (“KPMG”) to Ernst & Young Hanyoung (“E&Y”), we respectfully submit that the change was not a result of KPMG’s resignation, decision not to stand for re-election or dismissal, but due to requirements under Korean law. Under the rules of the Board of Audit and Inspection, a Government agency, relating to audits of Government-owned entities, a public accounting firm may not audit a Government-owned entity (including us) for a term exceeding six consecutive years. The fiscal year 2018 marked the sixth year of audit by KPMG of us, thus we were required to appoint a new independent registered public accounting firm. As a result, we appointed E&Y, whose appointment was approved at our audit committee meeting on November 16, 2018. E&Y will serve as our new independent registered public accounting firm for the years ended December 31, 2019, 2020 and 2021.

Securities and Exchange Commission	5	October 15, 2019

KPMG’s engagement as our independent registered public accounting firm expired upon the completion of the audit of our consolidated financial statements as of and for the year ended December 31, 2018. The audit report of KPMG on our consolidated financial statements as of and for the years ended December 31, 2017 and 2018 prepared in accordance with IFRS did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. Furthermore, in connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2017 and 2018 there were no disagreements (as described in Item 16F(a)(1)(iv) of Form 20-F) with KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreement in connection with their reports. In addition, we confirm that between January 1, 2018 and the date of the expiration of KPMG’s engagement as our independent registered public accounting firm, there were no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F.

Before the start of E&Y’s term as our independent registered public accounting firm, neither we nor anyone on our behalf consulted with E&Y with respect to either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that E&Y concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue or (2) any matter that was either the subject of a disagreement, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F, or a reportable event, as described in Item 16F(a)(1)(v) of Form 20-F.

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Securities and Exchange Commission	6	October 15, 2019

In connection with the above comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact myself at 82-61-345-4213 or our external counsel, Jin Hyuk Park of Simpson Thacher & Bartlett (35th floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, telephone number 852-2514-7665 and fax number 852-2869-7694), if we can be of any assistance to the Staff.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger.

Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Park, Hyung-Duck
Name:	Park, Hyung-Duck
Title:	Executive Vice President and Chief Financial Officer